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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(*)

                        PUERTO RICAN CEMENT COMPANY, INC.
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    745075101
                                    ---------
                                 (CUSIP Number)


                                 Orlando Vazquez
                                P.O. Box 9066590
                             San Juan, PR 00906-6590
                                 (787) 641-8070
                                 (787) 641-3133

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 11, 2002
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise
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subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.       Name of Reporting Person                            IRS Number
         ------------------------                            ----------
         Antonio Luis Ferre                                  N/A

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2.       Check the Appropriate Box if a Member of a Group*
         a._______
         b._______

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3.       SEC Use Only

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4.       Source of Funds(*)
         OO

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):

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6.       Citizenship or Place of Organization
         United States of America

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Number of          7.       Sole Voting Power
Shares                      1,079,924 shares.  See item 3.
Beneficially
Owned by           ------------------------------------------------------------
Each               8.       Shared Voting Power
Reporting                   0 shares.
Person
With               ------------------------------------------------------------
                   9.       Sole Dispositive Power
                            1,079,924 shares.  See item 3.

                   ------------------------------------------------------------
                   10.      Shared Dispositive Power
                            0 shares.

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11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         1,079,924 shares

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12.      Check if the Aggregate Amount in Row 11 Excludes Certain Shares*

         -----------

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13.      Percent of Class Represented by Amount in Row 11
         21.0%

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14.      Type of Reporting Person*
         IN

--------------

(*)  See Instructions.
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Item 1. Security and Issuer

         This Schedule 13D relates to the common stock, par value $1.00 per share (the "Common Stock"), of Puerto Rican Cement Company, Inc., a Puerto Rico corporation (the "Issuer"). The address of the principal executive offices of the Issuer is P.O. Box 364487, San Juan, Puerto Rico 00936-4487.

Item 2. Identity and Background

(a)      Antonio Luis Ferre.

(b) El Dia, Inc., Lot 11 & 12 Road #24, Amelia Industrial Park, Guaynabo, Puerto Rico 00968.

(c)      Mr. Ferre's principal present occupations are as follows:

         Mr. Ferre is the Publisher of El Nuevo Dia and Primera Hora newspapers. He is Chairman of the Board of El Dia, Inc., Editorial Primera Hora, Inc. and Ferre Investment Fund, Inc. Mr. Ferre is also President of the Ferre Rangel Foundation, a non-profit organization. He is also Vice Chairman of the Board of Directors of Popular, Inc. Mr. Ferre is also Chairman of the board of directors of Virtual, Inc., an internet company.

(d)      Not Applicable.

(e)      Not Applicable.

(f)      Mr. Ferre is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

         Mr. Ferre has sole voting and dispositive power with respect to 1,079,924 shares of Common Stock through several different means. Mr. Ferre has indirect control over 3,800 shares held in the name of Alfra Investment Corporation, a Puerto Rico corporation which is 100% controlled by Ferre Investment Fund as a result of a merger between Alfra Investment Corporation and Ferre Investment Fund. Mr. Ferre also has indirect control over 282,854 shares through Ferre Investment Fund, Inc., a Puerto Rico corporation which is 100% owned by Mr. Ferre and his family (see Item 5(d)). Mr. Ferre also has indirect control with respect to 134,294 shares through his 25% ownership of South Management Corporation, a Puerto Rico corporation. South Management Corporation is wholly owned by Mr. Ferre (25%), his father Mr. Luis A. Ferre (50%), and his sister Mrs. Rosario Ferre (25%), who are also members of the Board of Directors of South Management Corporation. Their ownership interests in South Management Corporation are the result of a ruling by the Puerto Rico Superior Court granting the ownership interests to the Board of Directors of South Management Corporation. South Management Corporation owns a total of 537,174 shares of Common Stock. Mr. Ferre also has indirect control with respect to 658,976 shares through El Dia, Inc. a Puerto Rico corporation.
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Approximately 90% of the equity interest in El Dia, Inc. is owned by Ferre
Investment Fund, Inc. which in turn is owned by Mr. Ferre, his spouse and his children.

         On June 11, 2002 the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Cemex, S.A. de C.V. ("Cemex") and Tricem Acquisition, Corp. ("Purchaser"). The Merger Agreement provides for the acquisition of the Issuer by Cemex, subject to the terms and conditions specified therein. Pursuant to the Merger Agreement, Cemex will commence a tender offer for all of the issued and outstanding shares of the Issuer (the "Tender Offer"), and subsequently intends to merge Purchaser with and into the Issuer (the "Merger") upon the terms and subject to the conditions set forth in the Merger Agreement. At the closing of the Tender Offer or the effective time of the Merger, as applicable, the stockholders of the Issuer will exchange each of their shares of common stock of the Issuer for U.S. $35.00 in cash. Under the terms of (i) that certain Transaction Support Agreement, dated as of June 11, 2002, by and among Cemex, Purchaser and El Dia, Inc., (ii) that certain Transaction Support Agreement, dated as of June 11, 2002, by and among Cemex, Purchaser and Alfra Investment Corporation, (iii) that certain Transaction Support Agreement, dated as of June 11, 2002, by and among Cemex, Purchaser and Ferre Investment Fund, Inc. and (iv) that certain Transaction Support Agreement, dated as of June 11, 2002, by and among Cemex, Purchaser and South Management Corporation (collectively, the "Transaction Support Agreements"), the various stockholders signing the Transaction Support Agreements have agreed to tender certain shares of Common Stock and to vote such shares of Common Stock in favor of the Merger. Pursuant to the Transaction Support Agreements, such stockholders have also (i) granted Cemex proxies with respect to the shares of Common Stock subject to the Transaction Support Agreements, provided that certain conditions are met, as more specifically described in the various Transaction Support Agreements and (ii) granted Cemex options to purchase outside of the Tender Offer the shares of Common Stock subject to the Transaction Support Agreements, provided that certain other conditions are met, as more specifically described in the various Transaction Support Agreements. The shares subject to the Transaction Support Agreements are as follows:

         --------------------------------------------------------------
         Owner of Record                         Shares of Common Stock
         --------------------------------------------------------------
         El Dia, Inc.                                   658,976
         --------------------------------------------------------------
         Alfra Investment Corporation                     3,800
         --------------------------------------------------------------
         Ferre Investment Fund, Inc.                    282,854
         --------------------------------------------------------------
         South Management Corporation                   537,174
         --------------------------------------------------------------

         The voting agreements and conditional proxies granted pursuant to the Transaction Support Agreements will terminate upon the later of (i) the termination of the Merger Agreement in accordance with its terms or (ii) the Option Termination Date (as defined in the Transaction Support Agreements). If either (i) a Termination Fee (as defined in the Merger Agreement) has been paid or is payable pursuant to Section 10.3 of the Merger Agreement, (ii) the Merger Agreement is terminated as a result of the failure to satisfy the Minimum Condition (as defined in the Merger Agreement) to the Tender Offer and at or prior to the time of such termination it has become publicly known that a Takeover Proposal (as defined in the Merger Agreement) has been made or (iii) if a Subsequent Amendment (as defined in the Merger Agreement) is received by the Issuer or becomes publicly known, then each of the options shall become exercisable by Cemex for a period commencing on the earlier of the date on which a Subsequent Amendment is
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received by the Issuer or becomes publicly known and the date on which the
Merger Agreement is terminated and ending at 11:59 p.m. (New York time) on the 30th day following the date on which the Merger Agreement is terminated.

Item 4. Purpose Of Transaction

         The Transaction Support Agreements were entered into in connection with the Tender Offer and the Merger. The purpose of entering into the Transaction Support Agreements was to facilitate the successful completion of the Tender Offer and the Merger. See item 3 above for a description of the Transaction Support Agreements, the Merger Agreement, the Tender Offer and the Merger.

         Mr. Ferre may buy additional shares of Common Stock in the open market, on such terms and at such times as Mr. Ferre considers desirable, subject to applicable securities law restrictions. Any decision by Mr. Ferre to increase his position in the Issuer would be based upon factors, including but not limited to, the business of the Issuer, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions. The terms of the Transaction Support Agreements prohibit Mr. Ferre from selling, transferring or otherwise disposing of the shares of Common Stock subject to the Transaction Support Agreements, except as expressly provided in the Transaction Support Agreements. Except as set forth above, Mr. Ferre has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Mr. Ferre beneficially owns in the aggregate 1,079,924 shares of Common Stock. This position represents 21.0% of all of the Common Stock outstanding.

(b) Mr. Ferre has sole power to vote or to direct the vote of 1,079,924 shares of Common Stock, and has shared power to vote or to direct the vote of 0 shares of Common Stock. Mr. Ferre has sole power to dispose or to direct the disposition of 1,079,924 shares of Common Stock, and has shared power to dispose or to direct the disposition of 0 shares of Common Stock. See also Item 3.

(c) Mr. Ferre has made no transactions with respect to the Common Stock in the last sixty days.

(d) As discussed in Item 3 above, Mr. Ferre has indirect control over 3,800 shares of Common Stock held in the name of Alfra Investment Corporation and indirect beneficial ownership of 282,854 shares of Common Stock through his ownership interest in Ferre Investment Fund, Inc. ("FIF"). FIF has two classes of common stock, which have identical voting rights: 51,000 shares of Class A common stock, which are 100% owned by Mr. Ferre and his spouse, and 49,000 shares of Class B common stock, which are 100% owned by Mr. Ferre's five adult children. Because the Common Stock of the Issuer is the asset of FIF, any distributions made by the Issuer on its Common Stock that may eventually be distributed to stockholders of FIF would be distributed to the Class A and Class B common stock holders.

         Also as discussed in Item 3 above, Mr. Ferre has indirect control over the 658,976 shares of Common Stock owned by El Dia, Inc a corporation which is 90.1704% owned by Ferre Investment Fund, Inc. Therefore, Mr. Ferre's ownership interest in El Dia, Inc. is through his ownership interest in the Class A common stock of FIF. Therefore, as described above, to the extent any distributions by the Issuer are received by El Dia, Inc. and distributed through distributions by El Dia, Inc. and received by FIF and distributed through distributions by FIF, such distributions would be made to the Class A and Class B common stock holders of FIF.

         Also as discussed in Item 3 above, Mr. Ferre has indirect control over 134,294 shares through his 25% ownership of South Management Corporation (SMC). SMC is wholly owned by Mr. Ferre (25%), his father Mr. Luis A. Ferre (50%) and his sister Mrs. Rosario Ferre (25%). Total number of shares of the Issuer owned by SMC is 537,174. Because the Common Stock of the Issuer is the asset of SMC, any distributions made by the Issuer on its Common Stock may eventually be distributed to stockholders of SMC.

(e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         See Item 3 and Item 5(d) above.

Item 7. Material to be Filed as Exhibits

1. Transaction Support Agreement, dated as of June 11, 2002, by and among Cemex, S.A. de C.V., Tricem Acquisition, Corp. and El Dia, Inc., filed herewith.

2. Transaction Support Agreement, dated as of June 11, 2002, by and among Cemex, S.A. de C.V., Tricem Acquisition, Corp. and Alfra Investment Corporation, filed herewith.

3. Transaction Support Agreement, dated as of June 11, 2002, by and among Cemex, S.A. de C.V., Tricem Acquisition, Corp. and Ferre Investment Fund, Inc., filed herewith.

4. Transaction Support Agreement, dated as of June 11, 2002, by and among Cemex, S.A. de C.V., Tricem Acquisition, Corp. and South Management Corporation, filed herewith.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge, I certify that the information set forth is true, complete and correct.

         Dated: June 19, 2002



                                     By: /s/ Antonio Luis Ferre
                                         --------------------------------------
                                         Name: Antonio Luis Ferre